April 28, 2015

VIA EDGAR

Re:	Talen Energy Corporation Talen Energy Holdings, Inc. Registration Statement on Form S-1 Submitted November 5, 2014 File Nos. 333-199888 and 333-199888-01

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ransom:

On behalf of Talen Energy Corporation and Talen Energy Holdings, Inc. (collectively, “Talen Energy”), we are providing the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with excerpted sections of Talen Energy’s Registration Statement on Form S-1, marked to show changes from Amendment No. 3 to the Registration Statement as filed on April 16, 2015, in order to assist the Staff in finalizing its review of the above-referenced Registration Statement. The aforementioned pages are attached hereto as Annex A.

SECURITIES AND EXCHANGE COMMISSION	April 28, 2015

Please do not hesitate to call Andrew R. Keller at 212-455-3577 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:

Securities and Exchange Commission

Donna Di Silvio

Yolanda Guobadia

Jennifer López

Talen Energy Corporation

Talen Energy Holdings, Inc.

Paul A. Farr

PPL Corporation

Frederick C. Paine, Esq.

Vinson & Elkins LLP

E. Ramey Layne, Esq.

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